Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.    CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230    Announcement to the Market    Trading of Own Shares by Treasury    November 2019    We inform the capital market agents that in November 2019:    1. Itaú Unibanco did not purchase its own shares for treasury stock;    2. The number of 452,035 preferred shares was reallocated in the market intended, mainly, to Long-term Incentive programs.       Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).    São Paulo-SP, December 09, 2019.    ALEXSANDRO BROEDEL    Group Executive Finance Director and Head of Investor Relations